FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Reporting Issuer

Pacific North West Capital Corp. 2303 West 41st Avenue Vancouver BC V6M 2A3

Item 2:	Date of Material Change

July 26, 2011

Item 3:	News Release

News release dated & issued on July 26, 2011 was disseminated through Canada News Wire.

Item 4:	Summary of Material Changes

Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) announced the completion of a detailed geochemical study of platinum group elements (PGE) mineralization in the River Valley intrusion near Sudbury, Ontario.  The program was designed by Dr. Reid Keays to establish a genetic model of mineralization for the River Valley system, determine the cause of lateral variations in PGE content, and develop a technique to estimate Rhodium, Iridium and Ruthenium concentrations in the indicated and inferred resource categories Platinum and Palladium concentrations without the need to assay all samples for the full suite of PGE’s. This approach provides a better estimate of the true value of the mineralization in the River Valley resource.

Item 5:	Full Description of Material Change

            The Geochemical study was carried out to:

  Document the full suite of five element (5E*) platinum group element (PGE) concentrations in the mineralization at River Valley
  Develop a estimation technique to predict Rhodium (Rh), Iridium (Ir) and Ruthenium (Ru) concentrations from Platinum (Pt) and Palladium (Pd)
  Determine the cause of lateral variations in PGE content
  Establish a genetic model of mineralization for the River Valley system

            Dr. Keays’ implications for exploration within the River Valley System includes:

  The PGE-rich sulphides within the River Valley Intrusion were formed elsewhere along the magma conduit and transported by the magmas which formed the mineralized zone
  The continued supply of both PGE-rich sulphides and mafic and felsic footwall fragments in the magma which filled the River Valley chamber after the main mineralizing event indicates that not all of the PGE-rich sulphides that were initially deposited in the magma conduit “upstream” from River Valley were removed in the “main” mineralizing event
  A significant proportion of these sulphides may be at shallow depth in feeders to the River Valley Intrusion.

            See the full news release dated July 26, 2011 attached as Schedule “A” hereto

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

[1] 5E*= Rhodium + Iridium + Ruthenium + Platinum  + Palladium
[2] PGE= Platinum Group Elements

Item 8:	Executive Officer

Linda Holmes, Corporate Secretary
Telephone: 250‐404‐0310 Facsimile: 604‐685‐6550

Item 9:	Date of Report

July 26, 2011